NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION.

27 June 2018

Results of the RELX PLC shareholder meetings to approve the simplification of the corporate structure of the RELX Group

On 15 February 2018, RELX PLC and RELX N.V. announced a proposed further simplification of RELX Group’s corporate structure, moving from the current dual parent holding company structure to a single parent company, to be effected under the cross-border merger regulations in the UK and the Netherlands (“Simplification”).

RELX PLC announces that the shareholder meetings to approve the Simplification and related ordinary resolutions were each held today and shareholders voted to approve the Simplification at the RELX PLC Court Meeting and the related ordinary resolutions at the RELX PLC General Meeting.

Results of the RELX PLC Court Meeting

The table below shows the results of the poll at the RELX PLC Court Meeting. Each shareholder present in person or by proxy was entitled to one vote per share held.

	No. of shareholders voting	% of shareholders voting	No. of shares voted	% of shares voted	No. of shares voted as a % of the issued share capital (excluding treasury shares)
FOR	1,792	96.60	836,366,999	99.99	79.84
AGAINST	63	3.40	124,074	0.01	0.01

Results of the RELX PLC General Meeting

The table below shows the results of the poll at the RELX PLC General Meeting. Each shareholder present in person or by proxy was entitled to one vote per share held.

Resolution	For	% votes cast For	Against	% votes cast Against	Total votes cast	% of issued capital voted (excluding treasury shares)	Withheld

1.	Approve the common draft terms of merger and grant authority to allot shares in connection with the Simplification	836,106,617	99.99	93,826	0.01	836,200,443	79.83	3,575,481
2.	Increase the limit on ordinary remuneration payable to the chairman and non-executive directors	838,506,965	99.89	949,424	0.11	839,456,389	80.14	319,426

Notes:

1.	The “For” vote at the RELX PLC General Meeting includes those giving the Chairman discretion.
2.	Votes “Withheld” are not votes in law and are not counted in the calculation of the proportion of votes cast “For” or “Against” a resolution.
3.	At the close of business on Monday 25 June 2018 the total number of ordinary shares in issue, excluding treasury shares, was 1,047,527,384.
4.

The full text of the resolutions can be found in the Circular, which is available for inspection at the National Storage Mechanism http://www.hemscott.com/nsm.do and on the Company's website at www.relx.com.

5.	As per Listing Rule 9.6.2, a copy of the resolutions passed will shortly be submitted to the National Storage Mechanism for inspection at http://www.hemscott.com/nsm.do

Next steps and timetable

The Simplification remains subject to the approval of the RELX N.V. shareholders at the extraordinary general meeting of RELX N.V. to be held on 28 June 2018, the sanction by the UK High Court, and the satisfaction (or, if capable of waiver, the waiver) of the other conditions to the Simplification. Subject to satisfaction (or waiver) of those conditions, the Simplification is expected to become effective on 8 September 2018.

The expected timetable of principal events for the implementation of the Simplification remains as set out on pages 6 and 7 of the Circular. If any of the key dates set out in the timetable change, the revised dates and/or times will be notified to RELX shareholders through a public announcement.

Terms defined in the circular dated 9 May 2018 have the same meanings in this announcement.

For further information, please contact:

Colin Tennant (Investors)

Tel : +44 (0)20 7166 5751

Paul Abrahams (Media)

Tel : +44 (0)20 7166 5724

Cautionary note

This Announcement does not constitute or form part of any offer to sell or subscribe for or any invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the simplification. It does not constitute a prospectus or prospectus equivalent document and investors should not make any investment decision in relation to any shares referred to in this Announcement. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, and applicable European rules and regulations.

The release, publication or distribution of this Announcement in jurisdictions other than the UK, the Netherlands and the US may be restricted by law and, therefore, any persons who are subject to the laws of any jurisdiction other than the UK, the Netherlands or the US should inform themselves about, and observe, any applicable requirements. Failure to comply with any such restrictions may constitute a violation of the securities laws or regulations of such jurisdiction. This Announcement has been prepared to comply with UK, Dutch and US law and the information disclosed may not be the same as that which would have been disclosed if this Announcement had been prepared in accordance with the laws and regulations of any jurisdiction outside of the UK, the Netherlands and the US.

IMPORTANT ADDITIONAL INFORMATION HAS BEEN FILED WITH THE SEC

In addition to the prospectus being made available to shareholders, RELX PLC has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 that includes a U.S. prospectus. RELX PLC plans to mail the U.S. prospectus to the holders of American Depositary Shares of RELX N.V. and U.S. holders of ordinary shares of RELX N.V. (collectively, “RELX NV U.S. Shareholders”) in connection with the simplification. RELX N.V. U.S. SHAREHOLDERS ARE URGED TO READ THE U.S. PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RELX PLC, RELX N.V., THE SIMPLIFICATION AND RELATED MATTERS. RELX N.V. U.S. Shareholders will be able to obtain free copies of the U.S. prospectus and other documents filed with the SEC by RELX PLC and RELX N.V. through the website maintained by the SEC at www.sec.gov. In addition, RELX N.V. U.S. Shareholders will be able to obtain free copies of the U.S. prospectus and other documents filed by RELX PLC with the SEC by contacting RELX PLC’s Registrars, Equiniti on +44 121 415 0184.

DISCLAIMER REGARDING FORWARD-LOOKING STATEMENTS

This Announcement contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These statements are subject to a number of risks and uncertainties that could cause actual results or outcomes to differ materially from those currently being anticipated. The terms “outlook”, “estimate”, “project”, “plan”, “intend”, “expect”, “should be”, “will be”, “believe”, “trends” and similar expressions identify forward-looking statements. Factors which may cause future outcomes to differ from those foreseen in forward-looking statements include, but are not limited to: current and future economic, political and market forces; changes in law and legal interpretations affecting the RELX Group intellectual property rights; regulatory and other changes regarding the collection, transfer or use of third party content and data; demand for the RELX Group products and services; competitive factors in the industries in which the RELX Group operates; compromises of our data security systems and interruptions in our information technology systems; legislative, fiscal, tax and regulatory developments and political risks; exchange rate fluctuations; and other risks referenced from time to time in the filings of RELX PLC and RELX N.V. with the US Securities and Exchange Commission.